Axiom Corp.

380 Vansickle Road, Unit 600

St. Catharines, Ontario

Canada, L2S 0B5

                                                                                                                                        June 8, 2015

VIA EDGAR

      Division of Corporate Finance

      100 F Street N.E.

      Washington, D.C. 20549

      Attn:  Jay Ingram

Re:  Axiom Corp.

Amendment No. 2 to Form 8-K Filed April  22, 2015

File No. 333-186078

Dear  Mr. Ingram

We are in receipt of your comment letter dated May 18, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.      Please  include the disclosure called for by Item  304 of Regulation S-K regarding your change in accountants, as reported in your Form 8-K filed May 1, 2015, in your next amendment.

We respectfully submit to the Staff that we have updated our disclosure to include the change of auditors under “Item 4.01 – Changes in Registrant’s Certifying Accountant” as was filed with the Commission by the Company on  Form 8-K on May 1, 2015.

Explanatory Note, page 1

2.       You state here that this amendment should be read in conjunction with the original 8-K filed February 27, 2015 and the amendment filed  March 16, 2015, but the  March 16, 2015 amendment states that the original 8-K should not be  relied upon and that it  has been superseded in its entirety.  In  addition, your previous filings state that the company’s products have patent protection in 50 countries and list specific  patent numbers in conflict with  the disclosure in this filing and your Form  8-K filed March 17, 2015 regarding the expiration  of    your patents.  Please revise to clearly state what disclosure your investors may rely upon.

We respectfully submit to the Staff that the 8-K amendment filed on March 16, 2015 which states in the “Explanatory Note” that the information from the original 8-K filed on February 27, 2015 should not be relied upon is inaccurate.  The investors may rely on the original 8-K and each supplemental amendment filed thereafter.  We have updated the “Explanatory Note” note on our disclosure accordingly.  In terms of the patents, we have removed the statement that the Company has patent protections in 50 countries with the specific patent numbers,  The investors may rely on this Form 8-K Amendment Number 3, along with Form 8-K Amendment 2, Form 8-K Amendment  Number 1, and our original 8-K.  The investors may also rely upon our amended Form 10-K which was filed April 30, 2015.

Form 10  Disclosure, page 4

Business, page 4

3.   Please revise to discuss  when your business was organized.  Please refer to Item

101(h)(1).

We respectfully submit to the Staff that we have revised our disclosure to indicate that PaperNuts Corporation was incorporated in Ontario, Canada on April 8, 2010 as “2239794 Ontario Inc.”.  On January 19, 2015, we changed our name to “PaperNuts Corporation”.

4.   Please provide enhanced disclosure regarding your sources and the availability of raw materials.  Please  refer to Item  101(h)(4)(v) of Regulation  S-K.

We respectfully submit to the Staff that we have revised our disclosure to indicate the sources and availability of raw materials and our principal supplier.

5.   Please revise to discuss  your dependency on the  customer who provided 66% of your sales during  the year ended December 31, 2014 and 73% of your sales during the year ended December 31, 2013, as disclosed in Note 1 to your audited financial statements. Please refer to Item  101(h)(vi) of Regulation S-K.

We respectfully submit to the Staff that we have revised our disclosure to discuss the dependency of our customer as noted above.

Company Background and Opportunity Summary, page 4

6.   You state  that you “secured the selling and manufacturing  rights of [your] product in  over

50 countries.”  Please clarify this statement, particularly in  light of the expiration of your patents.

We respectfully submit to the Staff that we have deleted the language “secured the selling and manufacturing rights of [your] product in over 50 countries’ from our disclosure.  In addition, we have provided as “Exhibit 10.5” to our disclosure the “Purchase Agreement” between the Company and Devipack Oy dated March 1, 2013.

Machine Fabrication, page 6

7.   You state here that you have selected Girotti Machine as your “North American manufacturer.”  Please file any material contracts  that you may have with Girotti, as well as with SP Fiber Technologies, who you present  as your “main” paper supplier, and Niagara College as appropriate.  Please refer to Item 601(b)(10)  of Regulation S-K

We respectfully submit to the Staff that we have revised our disclosure to include the contracts the Company has with Girotti and with SP Fiber Technologies, marked as Exhibits 10.7 and 10.8, respectively.  The Company does not have any written contract agreements with Niagara College.

Anticipated  Machine Production Costing, page 7

8.   Please clarify what this chart and the chart under the heading “Anticipated  Timelines” refer to.  You state that you have received revenues and are already producing paper nuts, but this disclosure appears to indicate  that you have yet to begin operations.  If this refers to the “newest machine model” that  you  refer to on page 5, please make that clear.

We respectfully submit to the Staff that the charts in question refer to the anticipated machines production costing and anticipated timelines associated with the design and development of our newest machine model.  The Company’s existing revenue is derived from operations from our current machine.  We have updated our disclosure accordingly.

9.   Please clarify what CSA and ESA approvals are and what the process for acquiring them is.  Refer to  Item  101(h)(4)(viii) of Regulation S-K.

We respectfully submit to the Staff that we have updated our disclosure to designate that “CSA” refers to “Canadian Standards Association” and ESA refers to “Electrical Safety Authority”.  We have updated our disclosure to indicate the process for acquiring approval from each of these entities.

Anticipated  Timelines, page 7

10. Please update your timeline to reflect  the current state of your  company.   You refer to conducting  research and development costing $70,000 in the  fourth quarter of 2014, but you do not discuss whether this research was completed.  We note that on page 12 you state that you spent only $23,372 on research and development in 2014.

We respectfully submit to the Staff that we have updated our disclosure in our timeline to indicate that the above referenced cost of research and development has since been updated and will not occur until the second quarter of 2015.

Research  &  Innovation  Division, Niagara College, page 7

11. Please elaborate  as to  the nature of your collaboration with Niagara College, as well as what the first and second projects you refer to here consisted of.  Please also detail any intellectual  property  arrangements between yourself and Niagara College.

We respectfully submit to the Staff that we have updated our disclosure to address the issues listed in the above comment.  In addition, the Company has no intellectual property arrangements with Niagara College.

Marketing,  page 7

12. Please disclose the distribution methods that you anticipate using for your products.

Please refer to Item  101(h)(4)(ii) of Regulation  S-K.

We respectfully submit to the Staff that we have updated our disclosure to indicate the distribution methods of our products.

Risk Factors, page 8

Our business is subject  to  risks associated with manufacturing  processes, page 8

13. You refer here to internally manufacturing your own products at your production facilities.  Please reconcile this statement with your reference to having your machines manufactured by Girotti,  and your statement under Properties, below, that you only lease office space and not production facilities.

We respectfully submit to the Staff that we are not manufacturing new machines at our facility.  Our machines are manufactured by Girotti. What we meant by “internally manufacturing” is that we are actual manufacturing the product PaperNuts for our customers who buy retail ready product by the bag. We have two machines on site that make “retail ready” PaperNuts by the bag which are distributed to local customers. It is a low volume business to help offset our existing burn rate.

 Management ’s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations,  page    11

14. Please remove your references here  to  forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. As an issuer of penny stock you are not allowed to rely on the safe harbors provided by these sections.

We respectfully submit to the Staff that we have updated our disclosure to remove the references cited in the above comment.

Results of Operations, page 11

15. You state  that in 2014 you recorded an impairment of assets of $90,140.   Your audited financial statements indicate  that you recorded impairment charges of $38,988 for your patent, $57,795 for your distribution rights, the amounts originally paid for them, as well as impairments of $52,613 with respect to equipment and $37,527 with respect to obsolete inventory.  These impairments total $186,923.  Please revise, and please provide clarifying disclosure regarding the nature of the impairments.

We respectfully submit to the Staff that we have updated our disclosure to indicate that the impairment of $90,140 in 2014 included $52,613 with respect to equipment impairment in 2014 and $37,527 with respect to obsolete inventory in 2014. The impairment of $38,988 and $57,795 relating to the patent and distribution rights, respectively, relates to the year ended December 31, 2013.

 16. Please provide the trends disclosure called for by Item  303(a)(3)(ii) of Regulation S-K, including management’s views regarding the  impact  of the expiration of your distribution rights and patent.

We respectfully submit to the Staff that we have updated our disclosure to indicate that the Company maintains that all patents which have recently expired can be extended based on noticeable improvements to the machine/apparatus as well as the finished product itself.  Furthermore, the Company is actively working on an entirely new generation of a PaperNut machine that is being designed to service a variety of large retail channels/outlets across North America and ultimately abroad.  We are actively engaged with our patent lawyers to file provisional patents on these new machines and the associated intellectual property.

Liquidity and Capital Resources, page 13

17. You state  that you believe you will have sufficient capital to fund your operations for the next twelve  months.  Please discuss the company’s capital needs over that period, what the capital will be used for, and what sources of capital  and liquidity management believes it has access to.  Please refer to Item 303(a)(1) of Regulation S-K and Item

303(a)(2)(i)  of  Regulation S-K.

We respectfully submit to the Staff that the Company has updated our disclosure to address the issues raised in the above comment.

Security Ownership of Certain Beneficial Owners  and Management, page 14

18. Please revise to provide beneficial ownership information as of the most recent practicable date.  Please refer to Item 403 of Regulation S-K.

We respectfully submit to the Staff that we have revised our disclosure to provide beneficial ownership information as of June 4, 2015.

Directors and Executive Officers, page 15

19. Please revise to disclose the skills, qualifications, experience, or attributes that  led to the conclusion  that each member of your board of directors should serve  as a director. Please refer to Item  401(e)(1) of Regulation S-K.

We respectfully submit to the Staff that we have revised our disclosure to address the concerns raised in the above comment.

20. Please disclose when Mr. Hilton  joined your company and in what capacity.

We respectfully submit to the Staff that we have updated our disclosure to indicate that Mr. Hilton joined the Company in September 2014 to perform accounting services, and was appointed Chief Financial Officer of the Company in February, 2015.

Certain Relationships and Related Party Transactions, and Director  Independence, page 19

21. Please revise to disclose the identity of  each of the related parties that you refer to here.

See Item 404(a)(1) of Regulation S-K.  With regard to your debt transactions, please also revise to include all of the disclosure called for by Item  404(a)(5) of Regulation S-K.

We respectfully submit to the Staff what we have revised our disclosure to provide the information requested in the above comment.

22. Please disclose what the commissions you refer to in the third paragraph under this heading were for.  Please see Item 404(a)(6) of Regulation S-K.

We respectfully submit to the Staff that the commissions referred to were earned sales commissions.  We have updated our disclosure accordingly.

 Market  Price of and Dividends on the Registrant’s  Common   Equity and Relate Stockholder

Matters, page 20

23. Please disclose how many holders of your common equity there are as of the latest practicable date.  Please refer to Item 201(b)(1) of  Regulation S-K.

We respectfully submit to the Staff that as of the date of this filing, we had 54 holders of our common stock.  We have updated our disclosure accordingly.

24. Please note that the disclosure called for by Item 201(a) of Regulation S-K should be disclosed for PaperNuts, not Axiom.   Please revise the disclosure under the heading “Market For Common Equity” accordingly.

We respectfully submit to the Staff that the above comment is duly noted and we have updated our disclosure accordingly.

 Description  of the Registrant’s  Securities,  page  21

25. Please update your disclosure here to reflect  the  issuance of preferred stock and cancellation of  common  stock disclosed in your Form  8-K filed April 15, 2015.

We respectfully submit to the Staff that the Company has updated our disclosure to include information regarding the issuance of preferred stock and the cancellation of common stock as disclosed in our Form 8-K filing on April 15, 2015.

Unregistered Sales of Equity Securities, page 22

26. Please revise to include  a discussion  of  the 50,000 shares of common stock issued April

2, 2014, as well as the 170,165 shares issued at $3 per share from July through October of

2014, both disclosed in Note 9 to your audited financial statements.  Please note that  if intend  to incorporate the disclosure called for by Item  701 of Regulation  S-K with regard to PaperNuts’ recent unregistered placements of securities by reference  to  this heading, as you state on page 21, that Item  701 looks back three years and is not limited to equity securities.

We respectfully submit to the Staff that the Company has updated our disclosure to list the sale of all securities pursuant to Item 701 of Regulation S-K for the past three (3) years.

Item  5.03, Amendments to Articles of Incorporation or Bylaws; Change in  Fiscal Year, page 23

27. Please disclose when your directors  approved the change in fiscal  year and the report that the transition period will be filed on. Please refer to Item  5.03(b)  of Form 8-K.

We respectfully submit to the Staff that the board approved the change in fiscal year on March 11, 2015 and that the time period for which a transition period would have been filed is incorporated in the Company’s 10-Q for the period ending March 31, 2015 which was filed with the Commission on May 18, 2015.

Exhibits, page 24

28. Please file the acquisition agreement for the Papernuts trademark, described in Note 5 to your audited  financial  statements, as an exhibit to  your next amendment.  Please refer to Item  601(b)(10) of Regulation S-K.

We respectfully submit to the Staff that the Company has submitted the acquisition agreement for the PaperNuts trademark as Exhibit 10.6 to our filing.

Exhibit 99.1

Note 12. Subsequent Events, page 15

29. Please disclose the date  through which subsequent events were evaluated  as required  by

FASB ASC 855-10-50-1.

We respectfully submit to the Staff that the date through which the subsequent events were evaluated is March 20, 2015.

Exhibit 99.2

General

30. Please revise your document to include a pro forma consolidated statement of operations for the interim  period ended March 31, 2015.  Refer to Article 11-02(c)(2)(i) of Regulation  S-X.

We respectfully submit to the Staff that the pro forma consolidated statement of operations for the interim period ended March 31, 2015 has been added to the amended pro forma financial exhibit submitted as Exhibit 99.2.

Pro Forma  Adjustment (c)

31. It does not appear to us that pro forma adjustment (c) is directly attributable to the transaction.  Please revise your pro forma  financial statements to remove this adjustment or tell  us how this adjustment complies with Article 11-02(b)(6).

We respectfully submit to the Staff that Pro forma adjustment (c) has been removed from the amended pro forma financial exhibit submitted as Exhibit 99.2.

The Company acknowledges that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Axiom Corp.

By:	/s/ Tyler Pearson
Name: Tyler Pearson
Title: Chief Executive Officer and Director